SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

Concurrent Computer Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
206710402
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1I, 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402	13D/A1	Page 2 of 5

1	NAME OF REPORTING PERSON
Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
889,536
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
889,536
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
889,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D/A1

This constitutes Amendment No. 1 (the “Amendment No. 1”) to the statement on Schedule 13D filed on behalf of Julian Singer (“Mr. Singer” or the “Reporting Person”), dated and filed February 16, 2016 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4375 River Green Parkway, Suite 100, Duluth, Georgia 30096. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Singer is the managing member of JDS1, which was created pursuant to that certain limited liability operating agreement, dated as of October 12, 2012 (“the “Operating Agreement”). All of the Shares reported above were purchased by funds generated and held by JDS1. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $4,376,279.00.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As previously reported, on the Statement on February 16, 2016, the Reporting Person sent a letter (attached as Exhibit 99.1 to the Statement, the “February 16 Letter”) to the Board of Directors (the “Board”) of the Issuer. In the February 16 Letter, among other things, the Reporting Person (i) expressed his disappointment with the Issuer’s performance and his belief that the Issuer’s poor operational and financial results, and inability to generate profits, are the consequence of mismanagement, (ii) noted that it appears that the value of the Issuer’s assets significantly exceeds the current stock price of the Issuer’s common stock, (iii) recommended that the Issuer retain advisors to pursue sales of the Issuer’s assets in an effort to maximize stockholder value, and (iv) indicated that, if the Issuer fails to take actions necessary to maximize such value, the Reporting Person may seek representation on the Board.

The purpose of this Amendment No. 1 to the Statement, is to report that, since the filing of the Statement, the Reporting Person is engaging in further discussions with the Issuer and is considering seeking to replace the entire Board if the Board fails to take actions necessary to maximize the value of the Issuer.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Singer reserves the right to change plans and take any and all actions that Mr. Singer may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Singer in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Singer, as managing member of JDS1, may be deemed to beneficially own 889,536 Shares, comprising approximately 9.7% of the outstanding Shares, based on 9,206,843 Shares outstanding as reported in the Issuer’s Form 10-Q filed on February 9, 2016.

(b) Mr. Singer has sole dispositive and voting power over all of the Shares reported on this Schedule 13D.

(c) The following table details the transactions effected by JDS1 since the filing of the Statement.

Date of Transaction	Number of Shares Purchased	Price Per Share
February 23, 2016	93	$5.40
February 26, 2016	33,400	$5.50

(d) No Person other than Mr. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2016

JDS1, LLC

By:	/s/ Julian Singer
Name: Julian Singer
Title: Managing Member